UNITED STATES                      OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 7)


                        OVERSEAS SHIPHOLDING GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  690368 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                   PETER G. SAMUELS, ESQ., PROSKAUER ROSE LLP
             1585 BROADWAY, NEW YORK, NEW YORK 10022 (212)969-3335
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 APRIL 14, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690368 10 5                  13D                   Page  2 of 10 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     Oudi Recanati

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
     NA


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION              Israel



________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    3,500
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          5,721,550
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    3,500
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    5,196,581
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     5,725,050
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           16.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 690368 10 5                  13D                   Page  3 of 10 Pages




________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     Diane Recanati

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     NA
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION              United Kingdom



________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          3,994,747
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    524,969
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    3,469,778
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            3,994,747
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     11.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 690368 10 5                  13D                   Page  4 of 10 Pages




________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     Ariel Recanati

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     NA
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION              United States



________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    46,040
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          3,994,747
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    46,040
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    3,469,778
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            4,040,787
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     11.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 690368 10 5                  13D                   Page  5 of 10 Pages




________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     Leon Recanati

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     NA
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION              Israel



________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          5,721,550
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    5,196,581
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       5,721,550
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     16.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 690368 10 5                  13D                   Page  6 of 10 Pages




________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     Yudith Yovel Recanati

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     NA
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION              Israel



________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    180
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          4,696,550
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    180
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    4,171,581
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        4,696,730
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     13.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 2.  IDENTITY AND BACKGROUND.

                 The following amends and supplements Item 2 of the Statement on
Schedule 13D, as amended from time to time, initially filed by Raphael Recanati, who is deceased:

                 (a)  Name

                 (b)  Residence or business address

                 (c)  Present Principal Occupation

                      Oudi Recanati
                       Co-Chairman of the Board and Co-Chief Executive Officer IDB Holding Corporation, Ltd., investments and finance The Tower
                       3 Daniel Frisch Street
                       Tel Aviv, Israel

                      Diane Recanati
                       Chair, Aetna International Corp., investments 511 Fifth Avenue
                       New York, New York  10017

                      Ariel Recanati
                       Senior Vice President and Chief
                       Strategic and Planning Officer of the Issuer
                       511 Fifth Avenue
                       New York, New York  10017

                      Leon Recanati
                       Co-Chairman of the Board and Chief
                       Executive Officer of IDB Holding Corporation Ltd., investments and finance
                       The Tower
                       3 Daniel Frisch Street
                       Tel Aviv, Israel

                      Yudith Yovel Recanati
                       Housewife
                       64 Kaplan Street
                       Herzliya, Israel

                      Mrs. Diane Recanati is the mother of Mr. Oudi Recanati and the aunt of Mr. Leon Recanati and Mrs. Yudith Yovel Recanati, who are bother and sister, and Mr. Ariel Recanati.

                  (d) and (e)

                           None of the filing persons, during the last five years, has been convicted in a criminal proceeding or subject to any judgment, decree or final order referred to in Item 2(d)

                  (f)      Citizenship

                           Diane Recanati is a citizen of the United Kingdom. Ariel Recanati is a citizen of the United States. The other filing persons are citizens of Israel.

                  The following amends and supplements Items 3, 4, 5 and 6 of the Statement on Schedule 13D, as amended from time to time, initially filed by Raphael Recanati.

                  As the result of the death of Raphael Recanati, the holdings of the Recanati family were restructured, and various transfers of shares of Common Stock of the Issuer have been and will be made to members of the Recanati family. Upon the completion of these transfers (the "Transfers"), each of Diane Recanati, Oudi Recanati, Leon Recanati, Yudith Yovel Recanati and Ariel Recanati (the "Stockholders") will have received or will otherwise hold 898,270 shares of Common Stock (or 898,271 in the case of Diane Recanati). In addition, Oudi and Leon Recanati may be deemed to share the power to vote and dispose of 1,726,803 shares of Common Stock and Yudith Yovel Recanati may be deemed to share the power to vote and dispose of 701,803 shares of Common Stock in each case through companies controlled indirectly by members of the Recanati family. Also, the stockholders, by virtue of their positions as directors and officers of the Recanati Foundation, may be deemed to share the power to vote and dispose of 250,000 shares of Common Stock through the Recanati Foundation.

                  Under a Stockholders Agreement, dated as of November 24, 1999 among the Stockholders (the "Stockholders Agreement"), each of the Stockholders may be deemed to share the power to vote and (subject to the exception in the next sentence) dispose of 3,744,747 shares of Common Stock (the "Subject Shares") received in the Transfers or otherwise held by the Stockholders as noted above. The purpose of the Stockholders Agreement is to make provision for the voting, transfer and possible sale of the Subject Shares.

The Stockholders Agreement, except as to 524,969 shares held by Diane Recanati, provides for restrictions on transfers, except to permitted transferees (Recanati family members, Recanati family trusts and the Recanati Foundation). The Stockholders Agreement, except as otherwise directed by 80% of the Stockholders, requires the subject shares to be voted in support of proposals by management of the Issuer.

                  Diane Recanati and Oudi Recanati have agreed that any Subject Shares transferred to them from OSG Holdings, a partnership in which Oudi and Diane Recanati each have a 12.5% interest, will be subject to the Stockholders Agreement. Each of Oudi Recanati and Diane Recanati hold 373,302 Subject Shares through OSG Holdings. Oudi and Diane Recanati disclaim beneficial ownership of the 2,986,416 shares held by OSG Holdings, including the foregoing shares.

                  Oudi Recanati also owns 1,000 shares of Common Stock directly and holds options for 2,500 shares of Common Stock under the Issuer's Non-Employee Directors Stock Option Plan. Ariel Recanati beneficially owns 46,040 shares issuable upon the exercise of employee stock options granted by the Issuer. Yudith Yovel Recanati owns 180 shares of Common Stock directly.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                  Stockholders Agreement, dated as of November 24, 1999.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          April 27, 2000                      /s/ Diane Recanati
------------------------------------    ----------------------------------------
             Date                                     Signature
                                                  Diane Recanati


          April 27, 2000                       /s/ Oudi Recanati
------------------------------------    ----------------------------------------
             Date                                     Signature
                                                  Oudi Recanati


          April 27, 2000                       /s/ Leon Recanati
------------------------------------    ----------------------------------------
             Date                                     Signature
                                                   Leon Recanati


          April 27, 2000                       /s/ Yudith Yovel Recanati
------------------------------------    ----------------------------------------
             Date                                     Signature
                                                   Yudith Yovel Recanati


          April 27, 2000                       /s/ Ariel Recanati
------------------------------------    ----------------------------------------
             Date                                     Signature
                                                   Ariel Recanati